UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D–100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MATTERSIGHT CORPORATION

(Name of Subject Company (Issuer))

MATTERSIGHT CORPORATION

(Names of Filing Persons (Issuer and Offeror))

7% SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

577097207

(CUSIP Number of Class of Securities)

Kelly D. Conway

President and Chief Executive Officer

Mattersight Corporation

200 S. Wacker Drive, Suite 820

Chicago, Illinois 60606

(877) 235-6925

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Christine R. Carsen, Esq.

Vice President, General Counsel and

Corporate Secretary

Mattersight Corporation

200 S. Wacker Drive, Suite 820

Chicago, Illinois 60606

(877) 235-6925

and

Steven J. Gavin, Esq.

Arlene K. Lim, Esq.

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

(312) 558-5600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$ 972,079.55	$ 111.40

(1)	The transaction value is estimated solely for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 111,605 shares of 7% Series B Convertible Preferred Stock of Mattersight Corporation, par value $0.01 per share, at a purchase price of $8.60 per share plus accrued and unpaid dividends up to, but not including, April 17, 2012.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.	☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.	☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).

☐	Rule 14d-1(d) (cross-border third-party tender offer).

Introductory Statement

This Tender Offer Statement on Schedule TO (as amended and supplemented, this “Schedule TO”) is being filed by Mattersight Corporation, a Delaware corporation (the “Company”), and relates to the offer by the Company to purchase up to 111,605 shares of its issued and outstanding 7% Series B Convertible Preferred Stock, par value $0.01 per share, at a purchase price of $8.60 per share, plus accrued and unpaid dividends, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 16, 2012 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to Items 1 through 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company (and issuer of the securities to which this Schedule TO relates) is Mattersight Corporation, a Delaware corporation. The Company’s principal executive offices are located at 200 S. Wacker Drive, Suite 820, Chicago, Illinois 60606. The Company’s telephone number is (877) 235-6925. The information set forth in Section 8 – “Certain Information Concerning Mattersight Corporation” of the Offer to Purchase is incorporated herein by reference.

(b) Securities.

The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in Section 6 – “Price Range of the Series B Stock; Dividends on the Series B Stock” and Section 7 – “Effect of Not Tendering Series B Stock; Appraisal Rights” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

This Schedule TO is an issuer tender offer made by the Company, which is both the filing person and the subject company. The business address and telephone number of the Company are set forth under Item 2(a) above. The information set forth in Section 8 – “Certain Information Concerning Mattersight Corporation” and Section 10 – “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Series B Stock” of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction” is incorporated herein by reference. The information set forth in Section 1 – “Terms of the Offer; Proration”, Section 2 – “Procedures for Tendering Series B Stock”, Section 3 – “Withdrawal Rights”, Section 4 – “Acceptance for Payment and Payment for Series B Stock”, Section 5 – “Certain U.S. Federal Income Tax Consequences”, Section 7 – “Effect of Not Tendering Series B Stock; Appraisal Rights”, Section 10 – “Interests

of Directors and Executive Officers; Transactions and Arrangements Concerning the Series B Stock”, Section 11 – “Purpose of the Offer; Other Plans for the Company” and Section 12 – “Certain Conditions of the Offer” of this Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) Purchases.

The information set forth in the section of the Offer to Purchase entitled “Introduction” and in Section 10 – “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Series B Stock” of the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in Section 10 – “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Series B Stock” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and in Section 11 – “Purpose of the Offer; Other Plans for the Company” of the Offer to Purchase is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and in Section 11 – “Purpose of the Offer; Other Plans for the Company” of the Offer to Purchase is incorporated herein by reference.

(c) Plans.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and in Section 11 – “Purpose of the Offer; Other Plans for the Company” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in Section 9 – “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) Conditions.

Not applicable. The information set forth in Section 9 – “Source and Amount of Funds” and Section 12 – “Certain Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable. The information set forth in Section 9 – “Source and Amount of Funds” and Section 12 – “Certain Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in Section 10 – “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Series B Stock” of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in Section 10 – “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Series B Stock” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in Section 15 – “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

Not applicable.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in Section 6 – “Price Range of Series B Stock; Dividends on the Series B Stock”, Section 7 – “Effect of Not Tendering Series B Stock; Appraisal Rights”, Section 8 – “Certain Information Concerning Mattersight Corporation”, Section 10 – “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Series B Stock”, Section 13 – “Certain Legal Matters”, Section 15 – “Legal Proceedings” and Section 16 – “Miscellaneous” of the Offer to Purchase is incorporated herein by reference.

(b) Other Material Information.

The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated March 16, 2012.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Series B Stockholders.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release dated March 16, 2012.

(a)(5)(B)	Press Release issued by Mattersight Corporation on December 19, 2011 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Mattersight Corporation on December 22, 2011).

(b)	Not applicable.

(d)(1)	Purchase and Settlement Agreement dated December 19, 2011, by and among Mattersight Corporation, TCV III (GP), TCV III (Q), L.P., TCV III, L.P., TCV III Strategic Partners, L.P., TCV IV, L.P., and TCV IV Strategic Partners, L.P. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Mattersight Corporation on December 22, 2011).

(d)(2)	Form of Promissory Note (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Mattersight Corporation on December 22, 2011).

(d)(3)	Form of Letter Agreement (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Mattersight Corporation on December 22, 2011).

(d)(4)	Purchase Agreement dated December 19, 2011 by and between Mattersight Corporation and IGC Fund VI, L.P. (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Mattersight Corporation on December 22, 2011).

(d)(5)	Registration Rights Agreement dated December 19, 2011 by and between Mattersight Corporation and IGC Fund VI, L.P. (incorporated herein by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Mattersight Corporation on December 22, 2011).

(d)(6)	Amended and Restated Investor Rights Agreement dated as of December 19, 2001 by and among Mattersight Corporation and the stockholders named therein (incorporated herein by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed by Mattersight Corporation for the year ended December 29, 2001).

(d)(8)	Mattersight Corporation 1999 Stock Incentive Plan (as Amended and Restated as of May 16, 2002) (incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Mattersight Corporation for the quarter ended June 29, 2002).

(d)(9)	Mattersight Corporation 1999 Stock Incentive Plan (as Amended and Restated as of May 15, 2008) (incorporated herein by reference to the Exhibit to the Definitive Proxy Statement on Schedule Def 14A filed by Mattersight Corporation).

(d)(10)	Form of Restricted Stock Award Agreement between applicable participant and Mattersight Corporation (incorporated herein by reference to Exhibit 10.23 to the Annual Report on Form 10-K filed by Mattersight Corporation for the year ended January 1, 2005).

Exhibit	Exhibit Name

(d)(11)	Form of Installment Stock Award Agreement between applicable participant and Mattersight Corporation (incorporated herein by reference to Exhibit 10.24 to the Annual Report on Form 10-K filed by Mattersight Corporation for the year ended January 1, 2005).

(d)(12)	Form of Option Award Agreement between applicable participant and Mattersight Corporation (incorporated herein by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed by Mattersight Corporation for the year ended December 30, 2006).

(d)(13)	Form of Performance Unit Award Agreement between applicable participant and Mattersight Corporation (incorporated herein by reference to Exhibit 10.12 to the Annual Report on Form 10-K filed by Mattersight Corporation for the year ended December 26, 2009).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2012	MATTERSIGHT CORPORATION

	By:	/s/ Kelly D. Conway
Name: Kelly D. Conway
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated March 16, 2012.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Series B Stockholders.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release dated March 16, 2012.

(a)(5)(B)	Press Release issued by Mattersight Corporation on December 19, 2011 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Mattersight Corporation on December 22, 2011).

(b)	Not applicable.

(d)(1)	Purchase and Settlement Agreement dated December 19, 2011, by and among Mattersight Corporation, TCV III (GP), TCV III (Q), L.P., TCV III, L.P., TCV III Strategic Partners, L.P., TCV IV, L.P., and TCV IV Strategic Partners, L.P. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Mattersight Corporation on December 22, 2011).

(d)(2)	Form of Promissory Note (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Mattersight Corporation on December 22, 2011).

(d)(3)	Form of Letter Agreement (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Mattersight Corporation on December 22, 2011).

(d)(4)	Purchase Agreement dated December 19, 2011 by and between Mattersight Corporation and IGC Fund VI, L.P. (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Mattersight Corporation on December 22, 2011).

(d)(5)	Registration Rights Agreement dated December 19, 2011 by and between Mattersight Corporation and IGC Fund VI, L.P. (incorporated herein by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Mattersight Corporation on December 22, 2011).

(d)(6)	Amended and Restated Investor Rights Agreement dated as of December 19, 2001 by and among Mattersight Corporation and the stockholders named therein (incorporated herein by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed by Mattersight Corporation for the year ended December 29, 2001).

(d)(8)	Mattersight Corporation 1999 Stock Incentive Plan (as Amended and Restated as of May 16, 2002) (incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Mattersight Corporation for the quarter ended June 29, 2002).

(d)(9)	Mattersight Corporation 1999 Stock Incentive Plan (as Amended and Restated as of May 15, 2008) (incorporated herein by reference to the Exhibit to the Definitive Proxy Statement on Schedule Def 14A filed by Mattersight Corporation).

(d)(10)	Form of Restricted Stock Award Agreement between applicable participant and Mattersight Corporation (incorporated herein by reference to Exhibit 10.23 to the Annual Report on Form 10-K filed by Mattersight Corporation for the year ended January 1, 2005).

(d)(11)	Form of Installment Stock Award Agreement between applicable participant and Mattersight Corporation (incorporated herein by reference to Exhibit 10.24 to the Annual Report on Form 10-K filed by Mattersight Corporation for the year ended January 1, 2005).

Exhibit	Exhibit Name

(d)(12)	Form of Option Award Agreement between applicable participant and Mattersight Corporation (incorporated herein by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed by Mattersight Corporation for the year ended December 30, 2006).

(d)(13)	Form of Performance Unit Award Agreement between applicable participant and Mattersight Corporation (incorporated herein by reference to Exhibit 10.12 to the Annual Report on Form 10-K filed by Mattersight Corporation for the year ended December 26, 2009).

(g)	Not applicable.

(h)	Not applicable.